Marine Harvest Q3 2016 Presentation 2 November 2016 1

Forward looking statements Notes in report2 This presentation may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest’s contracted volumes, goals and strategies, including strategic focus areas, salmon prices, ability to increase or vary harvest volume, production capacity, expectations of the capacity of our fish feed plant, trends in the seafood industry, including industry supply outlook, exchange rate and interest rate hedging policies and fluctuations, dividend policy and guidance, asset base investments, capital expenditures and net working capital guidance, NIBD target, cash flow guidance and financing update, guidance on financial commitments and cost of debt and various other matters concerning Marine Harvest's business and results. These statements speak of Marine Harvest’s plans, goals, targets, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our registration statement on Form 20-F filed with the US Securities and Exchange Commission in 2015 contain information about specific factors that could cause actual results to differ, and you are urged to read them. Marine Harvest disclaims any continuing accuracy of the information provided in this presentation after today.

Highlights 3 - All-time high operational EBIT of EUR 180 million - Seasonally record high salmon prices on strong demand and decline in supply - However, severe biological issues in some areas - Positive operational EBIT in Marine Harvest Chile - Record high production and operational results in Marine Harvest Feed - Quarterly dividend of NOK 2.30 per share

Key financials Notes in report4 Marine Harvest Group - main figures Unaudited EUR million Operational revenue and other income 850.0 13% 751.8 2 491.7 11% 2 254.4 3 121.1 Operational EBIT 1) 179.9 131% 77.9 440.8 71% 257.1 346.8 Cash flow from operations 166.6 64.0 530.0 210.4 233.3 Net interest-bearing debt (NIBD) 876.7 917.9 876.7 917.9 999.7 Underlying EPS (EUR) 2) 0.29 0.12 0.71 0.39 0.52 Net cash flow per share (EUR) 3) 0.26 0.04 0.98 0.15 0.01 Dividend declared and paid per share (NOK) 3.20 1.30 6.30 3.80 5.20 ROCE 4) 29.5% 12.1% 23.5% 12.8% 13.1 % Harvest volume (gutted weight tonnes salmon) 97 215 -8% 105 963 280 987 -9% 309 598 420 148 Operational EBIT - EUR per kg 5) - Total 1.85 0.73 1.57 0.83 0.83 Norway 1.98 1.25 1.99 1.33 1.37 Scotland 0.60 0.69 0.58 0.60 0.35 Canada 2.63 0.14 2.30 0.34 0.34 Chile 1.44 -0.72 -0.53 -0.67 -0.82 Q3 2016 Q3 2015 2015YTD Q3 2016 YTD Q3 2015

Salmon prices – weekly reference prices Prices up to week 42 in 20165 - Seasonally record high prices in Europe and Asia - Prices in Americas continue to improve

Price achievement, contract & superior share 6 Contract share 40% 70% 0% 18% Superior share 91% 94% 88% 95% 104% 110% 100% 114% 91% 96% 99% 104% 0% 20% 40% 60% 80% 100% 120% 140% Norwegian Scottish Canadian Chilean Q3 2015 Q3 2016

Operational EBIT comparison 7 179.9 4.2 105.8 1.2 -2.4 -6.8 77.9 0 20 40 60 80 100 120 140 160 180 200 Op EBIT Q3 2015 Feed Farming Markets Consumer Products Other Op EBIT Q3 2016 E U R m i l l i o n

Norway 8 - Record quarterly results on seasonally all-time high prices - Contract share of 40% negatively impacted price achievement - Biological challenges continue and reduced biomass production - Early harvesting at lower average weights - High mortality due to frequent lice treatments - Reduced harvest volumes for Q4 2016 - High contract share for H1 2017 (52%) - Expect high costs also for Q4 2016 Operational EBIT Salmon of Norwegian Origin Q3 2016 vs Q3 2015 0 40 80 120 160 Op EBIT Q3 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q3 2016 Q3 0 6 s Q3 0 5 SALMON OF NORWEGIAN ORIGIN EUR million Q3 2016 Q3 2015 Operational EBIT 128.3 73.5 Harvest volume (GWE) 64 640 58 873 Operational EBIT per kg (EUR) 1.98 1.25 - of which Feed 0.19 0.14 - of which Markets 0.16 0.15 - of which Consumer Products 0.03 0.06 Exceptional items incl in op. EBIT -33.7 -17.9 Exceptional items per kg (EUR) -0.52 -0.30 Price achievement/reference price 91% 104% Contract share 40% 43% Superior share 91% 93%

Norway: Sales contract portfolio Note: Marine Harvest Norway’s fixed price/fixed volume contracts with third party customers and MH’s processing entities. MH’s processing entities cover a large proportion of their sales exposure through third party end product contracts. 9 0 5 000 10 000 15 000 20 000 25 000 30 000 35 000 40 000 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 C o n t r a c t e d v o l u m e s ( G W E t o n n e s ) Realised contract volumes last quarters Contracted volumes next quarters

Norway: Operational EBIT/kg per region Note: Including contribution from Sales and Marketing10 - ISA related costs on one site in Region North. Will impact operational results negatively in Q4 2016 (approx EUR 4 million) 1.02 1.34 1.16 1.33 1.25 2.01 2.34 1.67 1.86 1.98 0.0 0.5 1.0 1.5 2.0 2.5 South West Mid North Total E U R p e r k g Q3 2015 Q3 2016

Scotland 11 - Good spot price development - Harvest volumes reduced due to biological challenges - Contract share high - High health and feed costs - Farming turnaround process on track but requires time to see improvements Operational EBIT Salmon of Scottish Origin Q3 2016 vs Q3 2015 0 5 10 15 20 25 30 Op EBIT Q3 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q3 2016 SALMON OF SCOTTISH ORIGIN EUR million Q3 2016 Q3 2015 Operational EBIT 5.9 11.5 Harvest volume (GWE) 9 811 16 586 Operational EBIT per kg (EUR) 0.60 0.69 - of which MH Markets 0.29 0.29 - of which MH Consumer Products 0.00 0.02 Exceptional items incl in op. EBIT -5.8 -2.1 Exceptional items per kg (EUR) -0.59 -0.13 Price achievement/reference price 96% 110% Contract share 70% 34% Superior share 94% 92%

Canada 12 - Very good operations and financial results - Favorable price developments - Good harvest volumes - Improved growth and harvesting more larger sized fish - Positive cost development Operational EBIT Salmon of Canadian Origin Q3 2016 vs Q3 2015 0 5 10 15 20 25 30 Op EBIT Q3 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q3 2016 Q Q SALMON OF CANADIAN ORIGIN EUR million Q3 2016 Q3 2015 Operational EBIT 27.0 1.2 Harvest volume (GWE) 10 284 8 668 Operational EBIT per kg (EUR) 2.63 0.14 - of which MH Markets 0.20 0.14 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 -1.2 Exceptional items per kg (EUR) 0.00 -0.14 Price achievement/reference price 99% 100% Contract share 0% 0% Superior share 88% 91%

Chile 13 - Record high prices on reduced supply - Significant volume reduction due to the algal bloom - Full cost in box USD 5.32 per kg (GWE) in the quarter - New regulations likely to increase number of sites and costs going forward Operational EBIT Salmon of Chilean Origin Q3 2016 vs Q3 2015 -16 -8 0 8 16 24 32 Op EBIT Q3 2015 Price Volume Feed Other SW costs Non SW costs Trans- lation Op EBIT Q3 2016 SALMON OF CHILEAN ORIGIN EUR million Q3 2016 Q3 2015 Operational EBIT 9.9 -13.3 Harvest volume (GWE) 6 894 18 425 Operational EBIT per kg (EUR) 1.44 -0.72 - of which MH Markets 0.43 0.13 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 0.0 Exceptional items per kg (EUR) 0.00 0.00 Price achievement/reference price 104% 114% Contract share 18% 9% Superior share 95% 87%

Ireland and Faroes 14 - Good contribution from Marine Harvest Ireland on higher prices and stable volumes - Very good contribution from Marine Harvest Faroes in the quarter SALMON OF IRISH ORIGIN EUR million Q3 2016 Q3 2015 Operational EBIT 4.6 3.1 Harvest volume (GWE) 2 901 3 411 Operational EBIT per kg (EUR) 1.60 0.90 - of which MH Markets 0.01 0.00 - of which MH Consumer Products 0.02 0.04 Exceptional items incl in op. EBIT -1.0 -2.4 Exceptional items per kg (EUR) -0.33 -0.71 Price achievement/reference price na na Contract share 80% 76% Superior share 91% 84% SALMON OF FAROESE ORIGIN EUR million Q3 2016 Q3 2015 Operational EBIT 9.0 -0.1 Harvest volume (GWE) 2 684 0 Operational EBIT per kg (EUR) 3.37 0.00 - of which MH Markets 0.16 0.00 - of which MH Consumer Products 0.00 0.00 Exceptional items incl in op. EBIT 0.0 0 Exceptional items per kg (EUR) 0.00 0.00 Price achievement/reference price 105% 0% Contract share 0% 0% Superior share 89% 0%

Consumer Products 15 - Improving operations in a challenging raw material price environment - Continued good growth in the German, BeNeLux and Southern European markets - Break-even results at Rosyth as expected - Continued new product development and innovative packaging to support growth going forward CONSUMER PRODUCTS EUR million Q3 2016 Q3 2015 Operating revenues 321.2 260.1 Operational EBIT 2.2 4.6 Operational EBIT % 0.7% 1.8% Volume sold (tonnes prod. weight) 29 621 25 116 Exceptional items 0 0 Volume share salmon 78% 73% Revenue share salmon 82% 78%

Feed 16 - Record high production and results in the quarter - 87% feed self-sufficiency rate in Norway - Planning application submitted for new feed plant in Scotland FEED EUR million Q3 2016 Q3 2015 Operating revenues 140.4 114.2 Operational EBIT 12.4 8.2 Operational EBIT % 8.8% 7.2% Feed sold volume 114 685 97 897 Feed produced volume 95 342 91 082 Exceptional items 0 0

Third Quarter 2016 Financials, Markets and Harvest Volumes 17

Profit and Loss

Marine Harvest Group EUR million	Q3 2016		Q3 2015	YTD Q3 2016		YTD Q3 2015	2015
Operational revenue and other income	**850.0**	*13%*	**751.8**	**2 491.7**	*11%*	**2 254.4**	**3 121.1**
Operational EBIT [1]	**179.9**	*131%*	**77.9**	**440.8**	*71%*	**257.1**	**346.8**
Change in unrealized internal margin	-18.2		-2.9	-16.9		-0.8	-2.2
Gain/loss from derivatives	-0.2		-1.7	1.2		-6.2	-12.5
Net fair value adjustment of biomass, onerous contracts	97.1		43.6	202.8		-97.7	9.3
Restucturing costs	0.0		-0.9	-4.6		-15.4	-15.2
Other non-operational items	0.0		-0.1	1.3		2.5	2.4
Income from associated companies	15.2		10.4	41.6		12.6	23.4
Impairment losses - fixed assets	-0.3		0.0	-19.4		-3.1	-6.8
EBIT	**273.6**		**126.4**	**646.9**		**148.9**	**345.3**
Net financial items	-44.7		-83.4	-163.5		-49.3	-95.2
Earnings before tax	**229.0**		**43.0**	**483.4**		**99.7**	**250.1**
Profit or loss for the period	**157.9**		**22.5**	**328.4**		**66.6**	**158.3**
EPS (EUR)	0.35		0.05	0.73		0.15	0.36
Underlying EPS (EUR)	0.29		0.12	0.71		0.39	0.52
Net cash flow per share (EUR)	0.26		0.04	0.98		0.15	0.01
Dividend declared and paid per share (NOK)	3.20		1.30	6.30		3.80	5.20
Operational EBIT margin	21.2%		10.4%	17.7%		11.4%	11.1%
Harvest volume, GWE tonnes (salmonids)	97 215	*-8%*	105 963	280 987	*-9%*	309 598	420 148
Operational EBIT per kg incl margin from Sales and Marketing [2]	1.85		0.73	1.57		0.83	0.83
ROCE [3]	29.5 %		12.1 %	23.5 %		12.8 %	13.1 %

18

Notes in report

marineharvest

Financial position 19 Marine Harvest Group EUR million Non-current assets 2 201.8 2 081.3 2 134.9 Current assets 2 241.5 1 873.9 2 061.2 Total assets 4 443.3 3 955.2 4 196.1 Equity 1 968.4 1 880.7 1 895.6 Non-current liabilities 1 765.5 1 448.4 1 684.7 Current liabilities 709.4 626.2 615.9 Total equity and liabilities 4 443.3 3 955.2 4 196.1 Net interest-bearing debt 876.7 917.9 999.7 Equity ratio 44.3% 47.5% 45.2% 30.09.2016 30.09.2015 31.12.2015

Cash Flow and Net Interest Bearing Debt 20 Marine Harvest Group EUR million NIBD beginning of period - 832.4 - 875.5 -999.7 -1032.6 -1 032.6 Operational EBITDA 214.6 113.0 546.7 362.1 486.6 Change in working capital -19.7 -34.2 90.3 -66.6 -146.2 Taxes paid -7.8 -2.1 -82.2 -57.3 -68.3 Other adjustments -20.5 -12.6 -24.7 -27.7 -38.8 Cash flow from operations 166.6 64.0 530.0 210.4 233.3 Net Capex -49.6 -43.1 -72.6 -106.1 -166.3 Other investments -0.3 -2.4 -2.8 -4.1 -22.0 Cash flow from investments -50.0 -45.5 -75.4 -110.2 -188.3 Net interest and financial items paid -5.3 -7.0 -16.5 -28.0 -39.5 Other items 4.6 -1.3 -17.2 -33.2 -13.7 Bonds converted to equity 0.0 0.0 0.0 275.7 318.2 Dividend distributed -155.2 -63.7 -304.2 -188.4 -255.9 Translation effect on interest-bearing debt -5.1 11.2 6.3 -11.5 -21.1 NIBD end of period - 876.7 - 917.9 - 876.7 - 917.9 - 999.7 Debt distribution 1): EUR 70% 71% 70% 71% 72% USD 13% 13% 13% 13% 13% GBP 4% 4% 4% 4% 4% Other currencies 13% 12% 13% 12% 11% 1) Debt distribution including effect of cross currency sw aps. Q3 2016 Q3 2015 YTD Q3 2016 2015YTD Q3 2015

2016 Cash Flow Guidance

- *Working capital buildup EUR ~30m*
  - Support further organic growth
- *Capital expenditures EUR ~190m*
  - Freshwater expansion projects EUR ~50m
- *Interest expenses EUR ~25m*
- *Tax payables EUR ~85m*

- *Long term NIBD target of EUR 1,050m*

- *Quarterly dividend in Q4 2016 of NOK 2.30 per share (repayment of paid in capital)*

- *EUR as reporting and functional currency commenced in the first quarter of 2016*

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marineharvest

Overview financing 22 - EUR 805m Facility Agreement - Maturity – Q4 2019 - Covenants: - 35% equity ratio - Accordion option EUR 45m - Lenders: DNB, Nordea, Rabobank and ABN Amro - EUR 340m issued in November 2015 - Tenor 5 years, annual coupon 0.125%(1), conversion price EUR 15.3172 - EUR 375m issued in May 2014 - Tenor 5 years, annual coupon 0.875%(1), conversion price EUR 9.6795 - NOK 1,250m bond issued in March 2013 - Tenor 5 years, NIBOR + 3.5%

Estimated volumes Compared to Q3 2015 Est. volumes Suppliers Q3 2016 Q3 2015 Volume % Q2 2016 Norway 272 000 273 900 -1 900 -0.7% 248 900 Scotland 36 600 43 700 -7 100 -16.2% 35 100 Faroe Islands 14 600 16 700 -2 100 -12.6% 17 800 Ireland 3 900 4 100 -200 -4.9% 2 900 Total Europe 327 100 338 400 -11 300 -3.3% 304 700 Chile 100 000 131 500 -31 500 -24.0% 93 100 North America 36 500 35 000 1 500 4.3% 40 100 Total Americas 136 500 166 500 -30 000 -18.0% 133 200 Australia 13 400 13 000 400 3.1% 10 800 Other 5 000 4 500 500 11.1% 5 000 Total 482 000 522 400 -40 400 -7.7% 453 700 Supply development Note: Atlantic Salmon (GWE tonnes)23 - Negative global supply growth in line with expectations - Norway: As expected. Harvesting of smaller sized fish continues - Scotland: Declined slightly more than expected due to biological challenges - Chile: Declined slightly less than expected. Reduction driven by algal bloom in March Source: Kontali

Development in reference prices Prices up to week 42 in 201624 Notes: (1) NASDAQ average superior GWE/kg (gutted weight equivalent) (2) Urner Barry average D trim 3-4 lbs FOB Miami (3) Reference price converted back-to-plant equivalent in GWE/kg (4) Urner Barry average GWE 10-12 lbs FOB Seattle Reference prices Q3 2016 Change vs Q3 2016 Change vs Market Q3 2015 NOK Q3 2015 Norway (1) EUR 6.41 43.9% NOK 59.54 46.2% Chile (2) USD 5.45 52.9% NOK 45.33 54.8% Chile, GWE (3) USD 6.35 63.7% NOK 52.85 65.7% North America (4) USD 3.39 43.7% NOK 28.21 45.5% North America, GWE (3) USD 6.94 48.6% NOK 57.77 50.5%

Global volume by market

Markets	Estimated volumes Q3 2016	Q3 2015	Compared to Q3 2015 Volume	%	Est. volumes Q2 2016	12 month comparison LTM	PTM	%
EU	246 800	248 600	-1 800	-0.7%	225 000	969 700	964 600	0.5%
Russia	15 700	29 300	-13 600	-46.4%	13 100	74 300	111 000	-33.1%
Other Europe	17 100	20 200	-3 100	-15.3%	16 300	73 200	83 900	-12.8%
Total Europe	**279 600**	**298 100**	**-18 500**	**-6.2%**	**254 400**	**1 117 200**	**1 159 500**	**-3.6%**
USA	87 800	91 600	-3 800	-4.1%	95 400	382 600	360 500	6.1%
Brazil	18 500	25 800	-7 300	-28.3%	17 600	88 700	98 400	-9.9%
Other Americas	23 900	29 900	-6 000	-20.1%	25 400	102 600	107 000	-4.1%
Total Americas	**130 200**	**147 300**	**-17 100**	**-11.6%**	**138 400**	**573 900**	**565 900**	**1.4%**
China / Hong Kong	22 200	20 000	2 200	11.0%	19 900	81 200	75 300	7.8%
Japan	14 000	14 700	-700	-4.8%	12 500	59 200	52 400	13.0%
South Korea / Taiwan	9 200	11 600	-2 400	-20.7%	10 700	42 200	46 300	-8.9%
Other Asia	14 100	14 600	-500	-3.4%	17 800	72 300	64 400	12.3%
Total Asia	**59 500**	**60 900**	**-1 400**	**-2.3%**	**60 900**	**254 900**	**238 400**	**6.9%**
All other markets	25 900	25 100	800	3.2%	21 200	98 700	91 400	8.0%
Total	**495 200**	**531 400**	**-36 200**	**-6.8%**	**474 900**	**2 044 700**	**2 055 200**	**-0.5%**
Inflow to US from Europe	19 500	19 800	-300	-1.5%	20 500	79 800	73 900	8.0%
Inflow to EU from Chile	11 200	10 600	600	5.7%	12 700	50 700	41 000	23.7%

- *Notwithstanding the substantial decline in supply, continued strong demand globally*
- *Europe: Strong growth led by Germany and UK*
- *Russia negatively impacted by the higher paying fresh US market*
- *Asia: Sourcing impacted by lack of large sized salmon. Strong underlying growth*

Source: Kontali
Note: Atlantic Salmon (GWE tonnes), LTM Last twelve months, PTM Previous twelve months

25

marineharvest

Industry supply outlook

	2013	2014	2015	2016	Estimates 2016				Estimates 2017			
GWE tonnes (thousands)				estimate	Low	Y/Y growth	High	Y/Y growth	Low	Y/Y growth	High	Y/Y growth
Norway	1 029	1 079	1 111	1 067	1 062	-4%	1 072	-4%	1 065	0%	1 125	5%
UK	142	153	150	146	145	-3%	147	-2%	145	0%	165	12%
Faroe Islands	65	74	69	72	71	2%	73	5%	78	10%	84	15%
Total Europe	**1 237**	**1 307**	**1 330**	**1 285**	**1 278**	**-4%**	**1 292**	**-3%**	**1 288**	**1%**	**1 374**	**6%**
Chile	421	525	538	437	432	-20%	442	-18%	426	-1%	466	5%
North America	122	107	140	147	147	5%	148	6%	140	-5%	160	8%
Total Americas	**543**	**632**	**678**	**585**	**579**	**-15%**	**590**	**-13%**	**566**	**-2%**	**626**	**6%**
Other	58	66	82	83	82	0%	84	2%	87	7%	93	11%
Total	**1 837**	**2 005**	**2 090**	**1 952**	**1 939**	**-7%**	**1 966**	**-6%**	**1 941**	**0%**	**2 093**	**6%**

	Q4 2013	Q4 2014	Q4 2015	Q4 2016	ESTIMATES Q4 2016			
GWE tonnes (thousands)				estimate	Low	Q/Q growth	High	Q/Q growth
Norway	309	301	310	302	297	-4%	307	-1%
UK	41	36	41	41	40	-2%	42	3%
Faroe Islands	18	23	23	23	22	-2%	24	7%
Total Europe	**368**	**360**	**373**	**366**	**359**	**-4%**	**373**	**0%**
Chile	116	138	152	100	95	-38%	105	-31%
North America	29	31	37	38	37	1%	38	3%
Total Americas	**144**	**169**	**189**	**138**	**132**	**-30%**	**143**	**-24%**
Other	15	19	23	23	22	-3%	24	5%
Total	**527**	**547**	**585**	**527**	**513**	**-12%**	**540**	**-8%**

- *2016 guidance in line with previous guidance*
- *2017 guidance: Low growth. Global growth between 0-6%*
  - Europe: 4% growth
  - Americas: 2% growth

26

Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algal blooms etc. and market developments.

marineharvest

MHG 2016 and 2017 volume guidance Actual harvest volumes will be affected by e.g. water temperatures, development in biological growth, biological challenges such as diseases, algal blooms etc. and market developments. 27 - 2016 reduced guidance from 400,000 tonnes GWE to 381,000 tonnes GWE - Norway reduced by 19,000 tonnes (low growth due to treatment starvation and biology) - 2017 volume guidance of 403,000 tonnes GWE - Partial recovery of volumes in Norway and Chile - Faroes to decline due to planned fallowing Salmon species 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 2016 2017 GWE tonnes (1000) Actual Actual Actual Actual Actual Actual Actual Actual Actual Guidance Guidance Guidance Norway 258 65 64 59 67 255 54 54 65 62 234 252 Chile 68 16 13 18 15 62 15 7 7 7 36 45 Canada 27 10 12 9 9 40 12 12 10 10 44 42 Scotland 49 7 12 17 14 50 13 11 10 14 47 51 Other Units 18 1 3 3 6 13 3 4 6 7 19 13 Total 419 99 104 106 111 420 97 87 97 100 381 403

Outlook 28 - Market balance expected to remain tight in 2017 (low supply growth) - Future prices (NASDAQ) next twelve months have increased to EUR 7.4 per kg (NOK 68 per kg) - Biological challenges in Norway and Scotland mainly due to sea lice - Strong consumer demand in Europe and Asia. US continues to improve - New Chilean regulations likely to require more sites and higher costs - Quarterly dividend of NOK 2.30 per share (repayment of paid in capital)

Appendix 29

Dividend policy 30 - The quarterly dividend level shall reflect the present and expected future cash flow generation of the Company - To this end, a target level for net interest bearing debt is determined, reviewed and updated on a regular basis - When the target is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends - Long term NIBD target of EUR 1,050m - EUR 1.8 per kg harvest volume (equivalent to ca NOK 15 per kg) - Residual attributed to non-farming businesses

Contract coverage and sales contract policy 31 - Q4 2016 contract shares (% of guided volume): - Norway 54% - Scotland 55% - Canada 0% - Chile 24% - Contracts typically have a duration of 3-12 months - Contracts are entered into on a regular basis - Policy opens for contracts of up to 48 month duration SALES CONTRACT POLICY Min hedging rate (1) Max hedging rate (1) Norway (2) (3) 22.5% 50.0 % Chile (3) 22.5% 50.0 % Canada 0.0% 30.0 % Scotland 40.0% 75.0 % Ireland 40.0% 100.0 % Faroes 0.0% 30.0 % Notes: (1) Hedging rates for the next quarter, limits dropping over time (2) External and internal contract (including financial futures) (3) Contract rate can be increased to 65% under special circumstances

Quarterly segment overview

EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
	SOURCES OF ORIGIN QTD							
OPERATIONAL EBIT								
FARMING	103.8	3.1	25.0	6.9	4.6	8.6		151.9
SALES AND MARKETING								
Markets	10.2	2.8	2.1	3.0	0.0	0.4	0.0	18.5
Consumer Products	1.9	0.0	0.0	0.0	0.0	0.0	0.3	2.2
SUBTOTAL	**115.9**	**5.9**	**27.0**	**9.9**	**4.6**	**9.0**	**0.2**	**172.6**
Feed	12.4							12.4
Other entities [2]							-5.1	-5.1
TOTAL	**128.3**	**5.9**	**27.0**	**9.9**	**4.6**	**9.0**	**-4.8**	**179.9**
Harvest volume (GWE, salmon)	64 640	9 811	10 284	6 894	2 901	2 684		97 215
Operational EBIT per kg (EUR) [3] - total Group	1.98	0.60	2.63	1.44	1.60	3.37		1.85
- of which Feed	0.19	0.00	0.00	0.00	0.00	0.00		0.13
- of which Markets	0.16	0.29	0.20	0.43	0.01	0.16		0.19
- of which Consumer Products	0.03	0.00	0.00	0.00	0.02	0.00		0.02
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	91%	96%	99%	104%	na	105%		94%
Contract share (%)	40%	70%	0%	18%	80%	0%		37%
Quality - superior share (%)	91%	94%	88%	95%	91%	89%		91%
Exceptional items included in Operational EBIT	-33.7	-5.8	0.0	0.0	-1.0	0.0		-40.4
Exceptional items per kg (EUR)	-0.52	-0.59	0.00	0.00	-0.33	0.00		-0.42
GUIDANCE								
Q4 2016 harvest volume (GWE)	62 000	14 000	10 000	7 000	2 500	4 500		100 000
2016 harvest volume (GWE)	234 000	47 000	44 000	37 000	8 000	11 000		381 000
2017 harvest volume (GWE)	252 200	51 000	41 500	45 200	9 000	4 100		403 000
Q4 2016 contract share (%)	54%	55%	0%	24%	82%	0%		45%

32

marineharvest

YTD segment overview

	SOURCES OF ORIGIN YTD							
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Other [1]	Group
OPERATIONAL EBIT								
FARMING	291.2	20.4	71.1	-25.8	3.3	18.0		378.2
SALES AND MARKETING								
Markets	28.4	9.5	6.2	10.2	0.1	0.6	0.0	54.9
Consumer Products	6.2	-10.4	0.0	0.0	-0.1	0.0	1.1	-3.2
SUBTOTAL	**325.8**	**19.4**	**77.2**	**-15.6**	**3.3**	**18.7**	**1.1**	**429.9**
Feed	17.3							17.3
Other entities [2]							-6.4	-6.4
TOTAL	**343.1**	**19.4**	**77.2**	**-15.6**	**3.3**	**18.7**	**-5.3**	**440.8**
Harvest volume (GWE, salmon)	172 367	33 241	33 580	29 354	5 764	6 681		280 987
Operational EBIT per kg (EUR) [3] - total Group	1.99	0.58	2.30	-0.53	0.57	2.80		1.57
- of which Feed	0.10	0.00	0.00	0.00	0.00	0.00		0.06
- of which Markets	0.16	0.29	0.18	0.35	0.01	0.10		0.20
- of which Consumer Products	0.04	-0.31	0.00	0.00	-0.02	0.00		-0.01
ANALYTICAL DATA								
Price achievement/reference price (%) [4]	86%	88%	100%	98%	na	100%		89%
Contract share (%)	45%	66%	0%	14%	82%	0%		41%
Quality - superior share (%)	92%	93%	88%	90%	91%	86%		91%
Exceptional items included in Operational EBIT	-70.5	-5.6	0.0	-13.3	-2.9	-0.5		-92.8
Exceptional items per kg (EUR)	-0.41	-0.17	0.00	-0.45	-0.51	-0.07		-0.33
GUIDANCE								
Q4 2016 harvest volume (GWE)	62 000	14 000	10 000	7 000	2 500	4 500		100 000
2016 harvest volume (GWE)	234 000	47 000	44 000	37 000	8 000	11 000		381 000
2017 harvest volume (GWE)	252 200	51 000	41 500	45 200	9 000	4 100		403 000
Q4 2016 contract share (%)	54%	55%	0%	24%	82%	0%		45%

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Quarterly segment overview

MH Operating Units			FARMING				MH Sales and Marketing					
EUR million	Norway	Scotland	Canada	Chile	Ireland	Faroes	Markets	Consumer Products	MH Feed	Other	Elim	Group*
Revenues and other income	359.0	57.0	66.6	43.1	23.0	16.4	686.4	321.2	140.4	3.1	-866.3	850.0
Operating EBITDA	116.7	7.1	28.1	11.7	5.4	9.1	19.6	7.5	13.5	-4.1	0.0	214.6
Operating EBIT	103.8	3.1	25.0	6.9	4.6	8.6	18.5	2.2	12.4	-5.1	0.0	179.9
Fair Value adj on biomass, contracts/ unrealised derivatives	51.4	12.0	14.7	5.5	-2.8	1.3	-5.7	16.0	0.0	4.5	0.0	102.8
Unrealized margin adjustment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-18.2	-18.2
Restructuring cost	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-operational items	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Income/loss from associated companies	15.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.2
Write-down of fixed assets/intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-0.3	0.0	0.0	0.0	-0.3
EBIT	170.4	15.1	39.6	12.4	1.8	9.9	12.9	17.9	12.4	-0.5	-18.2	273.6
Contribution to operational EBIT from S&M	12.1	2.8	2.1	3.0	0.1	0.4	-18.5	-2.2		0.2		0.0
Contribution to operational EBIT from Feed	12.4								0.0			
Operational EBIT incl contribution from S&M	128.3	5.9	27.0	9.9	4.6	9.0	0.0	0.0	0.0	-4.8	0.0	179.9
Harvest / sales volume	64 640	9 811	10 284	6 894	2 901	2 684	0	29 621	114 685			
Operational EBIT/kg incl contribution from S&M (EUR)	1.98	0.60	2.63	1.44	1.60	3.37						1.85
-of which S&M	0.19	0.29	0.20	0.43	0.02	0.16						0.21
-of which Feed	0.19											0.13

*Volume = harvested volume salmon in tonnes gutted weight

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Development in harvest volumes

	2010	2011	2012	2013	2014					2015					2016E				
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4E	Total
Norway	202.5	217.5	255.3	222.5	55.1	68.7	64.3	69.9	258.0	65.2	64.0	58.9	66.6	254.8	54.0	53.7	64.6	62.0	234.0
Chile	10.6	26.0	40.2	28.3	17.7	16.4	16.7	16.6	67.5	16.1	13.2	18.4	14.8	62.5	15.4	7.1	6.9	7.0	37.0
Canada	33.5	33.9	40.2	33.1	6.4	6.5	7.1	6.8	26.7	10.5	11.6	8.7	9.4	40.1	11.6	11.7	10.3	10.0	44.0
Scotland	33.1	50.2	40.3	48.4	10.5	18.3	13.7	6.4	48.9	7.1	12.4	16.6	14.1	50.1	12.6	10.8	9.8	14.0	47.0
Other (1)	16.0	15.3	16.3	11.5	2.6	4.3	5.5	5.4	17.8	0.6	2.9	3.4	5.7	12.7	3.1	3.8	5.6	7.0	19.0
Total	295.7	342.8	392.3	343.8	92.2	114.2	107.3	105.1	418.9	99.5	104.2	106.0	110.6	420.1	96.6	87.2	97.2	100.0	381.0

GROWTH RELATIVE TO SAME PERIOD IN PREVIOUS YEAR

	2010	2011	2012	2013	2014					2015					2016E				
	Total	Total	Total	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4E	Total
Norway	0%	7%	17%	-13%	17%	28%	21%	2%	16%	18%	-7%	-8%	-5%	-1%	-17%	-16%	10%	-7%	-8%
Chile	-71%	146%	55%	-30%	115%	n.a.	184%	17%	139%	-9%	-19%	10%	-11%	-7%	-4%	-47%	-63%	-53%	-41%
Canada	-8%	1%	19%	-18%	-48%	-28%	14%	19%	-19%	65%	79%	23%	38%	50%	10%	1%	19%	7%	10%
Scotland	-12%	51%	-20%	20%	9%	37%	0%	-46%	1%	-32%	-32%	21%	121%	3%	77%	-12%	-41%	-1%	-6%
Other (1)	7%	-4%	7%	-29%	-4%	20%	172%	67%	54%	-76%	-32%	-38%	6%	-29%	399%	28%	64%	23%	50%
Total	-10%	16%	14%	-12%	15%	44%	33%	2%	22%	8%	-9%	-1%	5%	0%	-3%	-16%	-8%	-10%	-9%

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0 50 100 150 200 250 300 2008 2009 2010 2011 2012 2013 2014 2015 2016E E U R m i l l i o n Net capital expenditure guidance 36 Maintenance level

Net working capital guidance 37 -100 -50 0 50 100 150 200 250 2008 2009 2010 2011 2012 2013 2014 2015 2016E W o r k i n g c a p i t a l t i e - u p ( E U R m i l l i o n )

0 20 40 60 80 100 120 2011 2012 2013 2014 2015 2016E E U R m i l l i o n Guidance on financial commitments and cost of debt 38 Interest expenses Contractual repayments

Nova Sea 39 - Leading integrated salmon producer in Northern Norway - 33.33 wholly owned licenses - 4 partly owned licenses - Marine Harvest has an ownership in Nova Sea of ~48% through direct and indirect shareholdings - 2015 dividends of NOK 200m (paid in Q2-16) - Marine Harvest’s direct share NOK ~86m - Proportion of income after tax reported as income from associated companies in Marine Harvest Norway - EUR 11.2m in Q3 2016 NIBD EURm Ownership % 2014 2015 Q3 2015 Q3 2016 2014 2015 Q3 2015 Q3 2016 Q3 2016 Nova Sea 48% 38 739 37 422 10 454 13 051 1.47 1.57 1.50 3.41 -12.6 Harvest volume (GWE) EBIT per kg EUR

Debt distribution and interest rate hedging

DEBT VOLUME HEDGED AND FIXED RATES OF INTEREST RATE HEDGES (MARCH-MARCH) [1]

CURRENCY	DEBT 30/09/2016[2]	2016		2017		2018		2019		2020		2021		2022	
		Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]	Nominal value	Fixed rate[3]
EUR m	637.0	797.4	0.94%	938.0	1.21%	1 226.1	1.80%	1 296.5	2.50%	716.6	1.24%	380.0	2.20%	-	0.00%
USD m	145.5	151.0	2.91%	138.5	3.12%	138.5	3.21%	167.5	2.93%	78.3	2.31%	78.3	2.31%	60.0	4.13%
GBP m	31.2	34.0	3.04%	34.0	3.13%	34.0	3.13%	34.0	3.13%	23.5	2.83%	23.5	2.83%	-	0.00%
Other (EUR m)	139.8														

Market value of IRS contracts in MEUR (30/09/16):	-100.2
Mark to market valuation effect in Q3[4]:	0.7
Difference in fixed vs floating rate settled in cash in Q3	-2.1

Notes:

(1) MHG choses March as the starting month for all new interest hedging contracts
(2) Debt at book value after taking cross currency swaps into account
(3) Financing margin not included
(4) Quarterly change in market value booked against P/L

- *External interest bearing debt is distributed as follows: EUR 70%, USD 13%, GBP 4%, other currencies 13%.*
- *Policy: Marine Harvest ASA shall hedge 70%-100% of the Group's long-term interest-bearing debt by currency with fixed interest or interest rate derivatives for the first 4 years and 0%-60% for the 5 following years. Interest-bearing debt includes external interest-bearing debt and leasing in the parent company or subsidiaries. The interest rate hedges shall be based on the targeted currency composition. Interest rate exposure in other currencies than EUR, USD and GBP shall not be hedged*

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marineharvest

Hedging and long term currency exposure 41 POLICY - EUR/NOK - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in NOK against the EUR with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year. - USD/CAD - Marine Harvest shall hedge between 0% and 30% of its assumed annual expenses in CAD against the USD with a horizon of two years. The annual hedging shall be evenly distributed across the months of the year. - USD/CLP - Marine Harvest shall not hedge the USD/CLP exposure - Internal transaction hedging relating to bilateral sales contracts - All bilateral sales contracts are subject to internal currency hedging of the exposure between the invoicing currency and EUR - The operating entities hedge this exposure towards the parent company. In accordance with the general hedging policy, this exposure is not hedged towards external counterparties - The purpose of the internal hedging is to allow for a more accurate comparison between the MH Farming entities (including contribution from Sales) and peers with respect to price achievement and operational EBIT

Strategic currency hedging 42 STRATEGIC CURRENCY HEDGING MEUR Rate MUSD Rate 2016 49.8 8.91 7.2 1.32 2017 199.2 9.40 28.8 1.32 2018 149.4 9.62 12.0 1.32 P/L effect of contracts maturing in Q3 -1.2 (MEUR) MEUR Market value 30/06/2016 -3.5 Change (1) 16.6 Market value 30/09/2016 13.1 DESIGNATED MARKET CURRENCIES Norway Chile Canada Scotland Feed VAP Morpol Faroes Asia EUR EUR/NOK USD/CAD EUR USD USD USD GBP EUR EUR EUR

Tax losses carried forward (YE 2015) Details are available in the 2015 Annual Report43 - Most of the deferred tax assets have not been recognised on the statement of financial position - The NOL’s will be used to offset taxable profit in the countries going forward - The utilisation of the deferred tax asset on NOL’s gives rise to a tax expense in the accounts which do not normally have any cash effect Marine Harvest Group 31.12.2015 EUR million USA 7.6 0.0 7.6 Poland 16.3 1.2 17.5 France 5.5 44.3 49.8 Germany 1.0 0.0 1.0 Chile 3.2 72.0 75.2 Italy 0.0 0.4 0.4 Taiwan 0.0 2.0 2.0 China 0.4 0.0 0.4 Other 0.1 0.0 0.1 Total 34.1 119.9 154.0 Recognised Unrecognised Total